BB

06003671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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N.K. 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42532

SEC MAIL PROCESSING RECEIVED FEB 28 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 AND ENDING DECEMBER 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCE ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11230 SORRENTO VALLEY RD, SUITE 160
(No. and Street)

SAN DIEGO, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL B. JONES (858) 455-8760 X 761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, YU AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

9191 TOWNE CENTRE DRIVE #406 / SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 4/24

OATH OR AFFIRMATION

I, MICHAEL B JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRO FINANCE ASSOCIATES, INC, as of ______, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

PRESIDENT

Title

Notary Public

OLGA REBOLLAR
Commission # 1475944
Notary Public - California
San Diego County
My Comm. Expires Mar 11, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFINANCE ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 And 2004

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

Independent Auditor's Report

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of ProFinance Associates, Inc. as of December 31, 2005 and 2004, and the related statements of revenue, expense and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

San Diego, California
February 15, 2006

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current Assets		
Cash	$13,816	$53,720
Fees receivable	8,607	31,114
Deposits	2,172	2,172
Prepaid expenses	2,443	0
Investments	74,145	37,256
Total Current Assets	101,183	124,262
Fixed Assets		
Property and equipment, net of accumulated depreciation of $34,446 and $32,865	6,073	7,654
Total Fixed Assets	6,073	7,654
Total Assets	$107,256	$131,916

LIABILITIES and STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Accounts payable and accrued expenses	$4,712	$1,086
Total Current Liabilities	4,712	1,086
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	109,750	74,750
Retained earnings (deficit)	(17,206)	46,080
Total Stockholder's Equity	102,544	130,830
Total Liabilities and Stockholder's Equity	$107,256	$131,916

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue		
Consulting and financing fees	$136,228	$415,480
Reimbursed expenses	15,748	4,016
Total Revenue	151,976	419,496
Expense		
Bank service charges	200	305
Salaries, payroll taxes and benefits	94,008	332,032
Dues and subscriptions	6,384	14,459
Insurance	42,783	28,949
Professional services	45,455	22,873
Referral fee	125	2,500
Rent	29,310	28,183
Telephone	7,110	7,777
Travel expenses	28,089	20,619
Other expenses	8,800	11,344
Total Expenses	262,264	469,041
Income (loss) from operations	(110,288)	(49,545)
Other (Income) and Expense		
Investment income	(183)	(24,937)
Interest income	(309)	(227)
Unrealized investment income	(38,891)	(2,690)
Bad debt	(10,000)	10,000
Depreciation	1,581	1,020
Total Other (Income) and Expense	(47,802)	(16,834)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(62,486)	(32,711)
Income tax provision	800	800
NET INCOME (LOSS)	($63,286)	($33,511)

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	($63,286)	($33,511)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,581	1,020
Unrealized investment income	(38,891)	(2,690)
Decrease (Increase) from fees receivable	22,507	(6,114)
Decrease (Increase) in prepaid expenses	(2,443)	4,061
(Decrease) Increase in accounts payable	3,626	(2,611)
Total Adjustments	(13,620)	(6,334)
Net cash (used in) operations	(76,906)	(39,845)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from investments	17,001	15,000
Purchase of fixed assets	0	(3,910)
Purchase of investments	(15,000)	0
Net cash provided by investing activities	2,001	11,090
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's contribution of capital	35,000	0
Net cash provided by financing activities	35,000	0
Net change in cash	(39,905)	(28,755)
Cash at beginning of period	53,720	82,475
Cash at end of period	$13,815	$53,720

PROFINANCE ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Common Stock		
Balance at beginning of year	$10,000	$10,000
Balance at end of year	10,000	10,000
Additional paid in capital		
Balance at beginning of year	74,750	74,750
Contributions	35,000	0
Balance at end of year	109,750	74,750
Retained earnings		
Balance at beginning of year	46,080	79,591
Net income (loss)	(63,286)	(33,511)
Balance at end of year	(17,206)	46,080
Total Stockholder's Equity	$102,544	$130,830

PROFINANCE ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 And 2004

1. **Summary of significant accounting policies and business of the Company:**

Organization and Business

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for various service businesses throughout the United States, and is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Revenue and expense recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectibility is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments with maturities of three months or less to be cash equivalents.

Fixed assets:

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. Provision has been made for minimum state income taxes.

2. **Revenues from significant clients:**

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2005 the Company had two clients which accounted for approximately 70% of its fee revenue. The Company had five clients which accounted for approximately 80% of fee revenue for the year ended December 31, 2004.

3. **Fixed assets:**

At December 31, 2005 and 2004, Furniture, Leasehold Improvements and Equipment consisted of the following:

	2005	2004
Equipment	$ 24,924	$ 24,924
Furniture	9,461	9,461
Leasehold Improvement	6,135	6,135
	40,519	40,519
Accumulated Depreciation	(34,446)	(32,865)
Total	$ 6,073	$ 7,654

4. **Net capital requirement:**

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital requirements of $5,000 and net capital of approximately $41,294 and $51,973, respectively.

5. **Leases:**

The Company leases its office space under operating lease on a month to month basis. Total rent expenses paid for the year ending December 31, 2005 and 2004 was $29,310 and $28,183 respectively.

6. **Litigation:**

In September 2005, two individuals brought a Declaratory Relief in Federal Court located in Bexar County, Texas against the Company. The declaratory relief action does not request damages against the Company. The Petition requests the court interpret the contract to rule that no commissions are due under the agreement.

In November 2005, the Company filed a claim for Breach of Contract and related claims against two individuals in the Federal Court, Southern District located in San Diego, California to recover commission due under a broker agreement. In January 2006 the Southern District Federal Court dismissed the claim in this specific courthouse finding that the two individuals did not have sufficient contacts with the state of California to maintain jurisdiction in California. The Company is refilling the claim in Bexar County, Texas. To date, the court has not yet commented on the case. No amount has been recorded on the books related to the commission or claim.

7. **K (2) (ii) Exemption:**

The Company relied on Section K (2) (ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provision of this rule.

SUPPLEMENTAL SCHEDULES

PROFINANCE ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2005 AND 2004

SCHEDULE I

	2005	2004
EQUITY - END OF YEAR	$102,544	$130,830
Less Non Allowable Assets		
Receivable	8,607	31,114
Furniture and Fixtures (net of depreciation)	6,073	7,654
Investments	31,929	37,256
Deposits and Prepaid expense	4,615	2,172
Total Non Allowable Assets	51,224	78,196
Net capital before haircuts	51,320	52,634
(Increase) Decrease in Hair Cuts or Undue Concentration	10,026	661
NET CAPITAL	$41,294	$51,973
Total Liabilities	4,712	1,086
Aggregated Indebtedness	4,712	1,086
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	314	72
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	36,294	46,973
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$40,823	$51,864

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2005 AND 2004

SCHEDULE II

	2005	2004
NET CAPITAL PER FOCUS II REPORT	$46,006	$51,973
Increase (Decrease) in Income due to audit adjustments	(5,771)	2,690
(Increase) Decrease in nonallowable assets	1,059	(2,690)
NET CAPITAL	$41,294	$51,973

	2005	2004
RECONCILIATION OF AUDIT ADJUSTMENTS:		
Record additional investment income	$0	$2,690
Reclassification of reimbursed expense	(2,001)	0
Correction to expense account	(3,770)	0
Increase (Decrease) in income due to audit adjustments	($5,771)	$2,690

See Accompanying Notes and Auditor's Report

PROFINANCE ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C-3-3
DECEMBER 31, 2005 And 2004

Schedule III

ProFinance Associates, Inc. relies on Section K (2) (ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ProFinance Associates, Inc. as of December 31, 2005 , we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 , to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

San Diego, California
February 15, 2006